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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            _______________________

                             REGALITO COPPER CORP.
                               (Name of Issuer)

                        COMMON STOCK, WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                   75885H104
                                (CUSIP Number)
                            _______________________

                            EDWIN S. MAYNARD, ESQ.
                 PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                          1285 AVENUE OF THE AMERICAS
                            NEW YORK, NY 10019-6064
                           TEL. NO.: (212) 373-3000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                                  MAY 9, 2006
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                                                  Page 2 of 10

                                  SCHEDULE 13D
CUSIP No.  75885H104
           ---------
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         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PPC Canada Enterprises Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         British Columbia, Canada
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                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     22,601,442
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      22,601,442
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         22,601,442
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         99.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
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
                                                                  Page 3 of 10

                                  SCHEDULE 13D
CUSIP No.  75885H104
           ---------
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         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Pan Pacific Copper Co., Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Japan
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                                7     SOLE VOTING POWER

                                      125,000
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     22,601,442
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      125,000
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      22,601,442
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         22,746,442
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

            This statement on Schedule 13D relates to the shares of common stock, without par value (the "COMMON STOCK"), of Regalito Copper Corp., a corporation existing under the laws of British Columbia, Canada (the "COMPANY"). The Company's principal executive office is located at 1550-625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) - (c) The persons filing this statement are PPC Canada Enterprises Corp. ("PPC") and Pan Pacific Copper Co., Ltd. ("PAN PACIFIC"). PPC and Pan Pacific are sometimes hereinafter collectively referred to as the "REPORTING PERSONS."

            PPC

            PPC is a company existing under the laws of British Columbia, Canada formed by Pan Pacific to acquire the Common Stock and is a wholly owned subsidiary of Pan Pacific. The principal business address of PPC, which also serves as its principal office, is 2500-700 West Georgia Street, Vancouver, British Columbia, Canada, V7Y1B3.

            PAN PACIFIC

            Pan Pacific is a company existing under the laws of Japan and is an international mining company that is engaged in a wide range of copper businesses including the procurement of copper concentrate, the development of new sources of raw materials, the production and the marketing of copper and copper by-products. The principal business address of Pan Pacific, which also serves as its principal office, is 10-1 Toranomon 2-chome, Minato-Ku, Tokyo 105-0001, Japan.

            (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)     Not Applicable.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On April 3, 2006, PPC commenced a tender offer (the "OFFER") pursuant to which it offered to purchase all of the Company's outstanding Common Stock at a price of US$6.00 per share, less any required withholding taxes and without interest. The terms and conditions of the Offer were set forth in PPC's Offer to Purchase and Circular, dated April 3, 2006 ("OFFER TO PURCHASE"), which is filed as an exhibit hereto. The Offer was made in accordance with the terms of a Support Agreement, dated March 14, 2006 (the "SUPPORT AGREEMENT"), among the Company, Pan Pacific and PPC. The Offer to Purchase provided that the Offer would remain open until 4:30 P.M. Vancouver time on May 9, 2006 (the "EXPIRY TIME"). On May 9, 2006, the Reporting Persons announced (i) that all conditions to the Offer had been complied with and that PPC would take up and pay for all 20,476,704 shares of Common Stock (the "TENDERED SHARES") which, as of the Expiry Time, had tendered pursuant to the Offer, and (ii) that PPC intended to acquire all of the outstanding shares of Common Stock not tendered in the Offer other than 125,000 shares of Common Stock which were owned by Pan Pacific prior to commencement of the Offer (the "REMAINING SHARES"), pursuant to a Compulsory Acquisition (the "COMPULSORY ACQUISITION") as permitted under the Business Corporations Act (British Columbia) (the "BCA").

            On May 12, 2006, PPC paid US$122,860,224 for the Tendered Shares. All funds required by PPC to purchase the Tendered Shares were contributed to PPC by Pan Pacific. Pan Pacific provided these funds to PPC from its available working capital.

            On May 15, 2006, PPC mailed a notice of Compulsory Acquisition to the holders of the Remaining Shares. The notice indicated that the Remaining Shares would be acquired on July 17, 2006, for US$6.00 per share, less any required withholding taxes and without interest, subject to the provisions of the BCA. The Reporting Persons currently anticipate that the funds required to purchase the Remaining Shares will be US$13,498,428 and that such funds will also be provided to PPC by Pan Pacific from Pan Pacific's working capital.

            For additional information with respect to the Source and Amount of Funds or Other Consideration, see the section entitled "Source of Funds" in the Offer to Purchase, which is incorporated herein by reference.

ITEM 4.     PURPOSE OF TRANSACTION.

            (a) - (c)

            The Tendered Shares were purchased by PPC as the first step in Pan Pacific's acquisition of the Company. The purpose of the Offer was to acquire all of the Common Stock. As a result of the Offer, PPC purchased shares representing more than 90% of the outstanding shares of Common Stock not already owned by the Reporting Persons.

            As more fully described in the Offer to Purchase under the caption "Acquisition of Regalito Shares Not Deposited," which section is incorporated herein by reference, the acquisition by the Reporting Persons through the Offer of shares representing more than 90% of the outstanding shares of Common Stock not already owned by the Reporting Persons, means that the Reporting
Persons will be entitled to acquire the Remaining Shares through the Compulsory Acquisition, without the need for a Regalito shareholder meeting. On May 15, 2006, PPC mailed a notice of Compulsory Acquisition to the holders of the Remaining Shares. The notice indicated that the Remaining Shares would be acquired on July 17, 2006, for US$6.00 per share, less any required withholding taxes and without interest, subject to the provisions of the BCA. Upon completion of the Compulsory Acquisition, the Reporting Persons will issue, or cause the Company to issue, a press release announcing the completion of the Compulsory Acquisition.

            (d) On May 12, 2006, the Reporting Persons caused Eiji Kato, Michio Kameno, Keiichi Goto and Cameron G. Belsher to be elected as directors of the Company to fill the vacancies created by the resignations of Ross Beaty, Ross Cory, Anthony Floyd, Aziz Shariff and John Wright.

            (e)     Not Applicable

            (f) With the acquisition of the Company, Pan Pacific intends to become a fully integrated copper producer whereby it will mine, process and fabricate copper and copper products. Pan Pacific's business strategy is establishing a copper business platform in regions with resources of raw material, such as in Chile. Pan Pacific intends to establish an integrated production platform that includes the production of all products from copper ore to copper cathode by utilizing solution extraction/electrowinning technology. The acquisition of the Company by the Reporting Persons will be the first and a significant step in the development of Pan Pacific's new copper business.

            (g)     Not Applicable

            (h) The Reporting Persons may seek to cause the Company to delist the shares of Common Stock from the Toronto Stock Exchange and/or the American Stock Exchange prior to completion of the Compulsory Acquisition.

            (i) The Reporting Persons may cause the Company to take steps to cease being subject to public reporting requirements under the Securities and Exchange Act of 1934, as amended (the "EXCHANGE ACT"), prior to completion of the Compulsory Acquisition if they determine that the Company may do so in accordance with the Exchange Act.

            (j)     Not Applicable

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a)     PPC

                    PPC may be deemed to beneficially own 22,601,442 shares of Common Stock, which constitute approximately 99.4% of the 22,726,442 shares of Common Stock that are outstanding. Of this total, 20,476,704 shares represent the Tendered Shares acquired by PPC pursuant to the Offer and 2,249,738 shares represent the Remaining Shares which PPC will acquire on July 17, 2006 pursuant to the Compulsory Acquisition and which, in accordance with Rule 13d-3 under the Exchange Act, may be deemed to be beneficially owned by PPC as of the date hereof.

                    PAN PACIFIC

            (a) Pan Pacific directly owns 125,000 shares of Common Stock and, in its capacity as the sole stockholder of PPC, Pan Pacific may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of the 22,601,442 shares of Common Stock beneficially owned by PPC, making it the beneficial owner of an aggregate of 22,726,442 shares of Common Stock, which constitutes 100% of the 22,726,442 shares of Common Stock that are outstanding.

            (b) Pan Pacific may be deemed to have the sole power to vote or direct the vote, and to dispose of or direct the disposition of 125,000 shares of Common Stock. PPC may be deemed to have the sole power to vote or direct the vote, and to dispose of or direct the disposition of 0 shares of Common Stock.

            (c) Except for the transactions described herein, there were no transactions effected in the last 60 days in the Common Stock by either PPC or Pan Pacific.

            (d) To the best of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that the Reporting Persons may be deemed to own beneficially.

            (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            On March 14, 2006, the Reporting Persons and the Company entered into a Support Agreement pursuant to which PPC agreed to make the Offer to purchase all of the shares of Common Stock. For a further description of the Support Agreement, see the section 5 entitled "Arrangement with Regalito" in the Offer to Purchase, which is incorporated herein by reference.

            On May 15, 2006, PPC mailed a notice of Compulsory Acquisition to the holders of the Remaining Shares. The notice indicated that the Remaining Shares would be acquired on July 17, 2006, for US$6.00 per share, less any required withholding taxes and without interest, subject to the provisions of the BCA.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1:     Offer to Purchase and Circular(1)

            Exhibit 2:     Letter of Transmittal relating to the Offer(1)

            Exhibit 3:     Notice of Guaranteed Delivery relating to the
                           Offer(1)

            Exhibit 4      Notice of Compulsory Acquisition(2)

            Exhibit 5 Letter of Transmittal relating to the Compulsory Acquisition(2)

            Exhibit 6:     Support Agreement dated March 14, 2006

            Exhibit 7:     Joint Filing Agreement





(1) Incorporated by reference to PPC's Schedule 14D-1F (File No. 005-79473) filed with the Securities and Exchange Commission on April 3, 2006.

(2) Incorporated by reference to PPC's Amendment No. 2 to Schedule 14D-1F (File No. 005-79473) filed with the Securities and Exchange Commission on May 15, 2006.

                                  SIGNATURES

            After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 19, 2006


                               PPC CANADA ENTERPRISES CORP.



                               By: /s/ Eiji Kato
                                   --------------------------------------------
                                   Name:  Eiji Kato
                                   Title: Chief Executive Officer and Director


                               PAN PACIFIC COPPER CO., LTD.



                               By: /s/ Takeshi Kurushima
                                   --------------------------------------------
                                   Name:  Takeshi Kurushima
                                   Title: President and Representative Director